GenesisAI Corporation
INCOME STATEMENT
For the period July 3, 2018 (inception) to December 31, 2018

[compiled from books and records; unaudited]

Income:

Gross revenue	-
Cost of revenue:	
Contractors	-
	-
	-
Total cost of revenue	-
Gross profit	-

Expenses:

Marketing & advertising	256
Accounting & legal fees	500
Software & services	369
Business travel expenses	10,632
Business meals	6,838
Business entertainment	4,000
Local / ground business related transportation costs	5,000
Professional associations / business education	691
Supplies	3,673
Bank fees	165
Other	250
Total expenses	**32,374**
Pre-tax book income	**(32,374)**
Tax provision	-
Net income (loss)	**(32,374)**

GenesisAI Corporation
BALANCE SHEET
December 31, 2018

[compiled from books and records; unaudited]

<u>ASSETS</u>

Current Assets:	
Cash & cash equivalents	70,501
Due from shareholders	
Accounts receivable	-
Total Current Assets	**70,501**
Property & equipment, net	-
Security deposits	-
Total Assets	**70,501**

<u>LIABILITIES AND STOCKHOLDERS' EQUITY</u>

Liabilities:	
Accounts payable	-
Current tax payable	-
Deposits, retainers, pre-payments, advance payments received	-
Due to shareholders	-
Total Liabilities	-
Stockholder's equity:	
Common stock (2,708,000 @ $0.0001)	271
Additional paid-in capital	102,604
Retained Earnings	(32,374)
Total stockholders' equity	70,501
Total liabilities and stockholders' equity	70,501

GenesisAI Corporation
STATEMENT OF CASH FLOWS
For the period July 3, 2018 (inception) to December 31, 2018

[compiled from books and records; unaudited]

Cash flow from operations	(32,374)
Changes in accounts payable / receivable, including loans to shareholders	-
Cash flows from investing activities (capital contributions)	102,875
Net increase (decrease) in cash	**70,501**
Cash - July 3, 2018	-
Cash - December 31, 2018	70,501

GenesisAI Corporation
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the period July 3, 2018 (inception) to December 31, 2018

[compiled from books and records; unaudited]

Stockholders:	Shares at July 3, 2018	Ownership % at July 3, 2018	Balance July 3, 2018	Capital contributions in 2018	Balance Dec 31, 2018
Archil Cheishvili (since July 3, 2018)	2,708,000	100%	-	10,000	10,000
SAFE holders	-	0%		92,875	92,875
	2,708,000	100%	-	102,875	102,875


GenesisAI Corporation
NOTES TO FINANCIAL STATEMENTS
December 31, 2018

[compiled from books and records; unaudited]


Note 1   Organization:

GenesisAI Corporation, a US Corporation, [the "Company"] was formed on July 3, 2018 in the State of Delaware.

The Company develops and markets an online marketplace for artificial intelligence solutions and products.

Note 2   Summary of Significant Accounting Policies:

The Company accounts for revenues and expenses on the accrual basis for financial reporting and income tax purposes.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and stockholders' equity.

The Company considers all short-term highly liquid investments with an original maturity date of three months or less to be cash equivalents.

Property and equipment are stated at cost less accumulated depreciation and amortization.

Note 3   Income Tax Provision:

The Company is in a net operating loss (NOL) position for the period & does not currently recognize a future tax benefit from these losses due to a full valuation allowance on the NOL DTA (deferred tax asset)

[compiled from books and records; unaudited]

Note 4   Capital Stock:

As of July 31, 2018, the authorized capital of the Company consisted of 10,000,000 shares of Common Stock with a par value of 0.0001

As of July 31, 2018, 2,708,000 shares of Common Stock were issued and outstanding.

Note 5   Stock Incentive Plan:

The Corporation adopted the 2018 Stock Incentive Plan (the "Plan"), pursuant to which the Corporation may grant incentive stock options, non-statutory stock options, and other stock awards for the purchase of an aggregate of 1,000,000 shares of Common Stock.

Note 6   Restricted Stock:

The Corporation is authorized to enter into and perform its obligations under separate Restricted Stock Agreements between the Corporation and individuals determined as eligible by the Board of Directors

Row Labels	Sum of amount		Row Labels
accounting	-500		accounting
advertising	-256.22		advertising
bank fee	-165		bank fee
capital	102875		capital
conferences	-550.14		conferences
education	-141.02		education
expense reimbursement	-17250		expense reimbursement
meals	-1838.01		meals
services	-331.28		services
software	-37.36		software
supplies	-3672.9		supplies
travel	-7631.89		travel
Grand Total	**70501.18**		local transportation
			entertainment
			Grand Total

Sum of amount
(500)
(256)
(165)
102,875
(550)
(141)
(250)   transportation 5000 entertainment 4000 meals 5000 travel 3000
(6,838)
(331)
(37)
(3,673)
(10,632)
(5,000)
(4,000)
70,501